

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

February 18, 2010

<u>Via U.S. Mail and Facsimile (44 20 7927 4600)</u>

NC Rose
Chief Financial Officer
Diageo plc
8 Henrietta Place
London
W1G 0NB, England

   Re: **Diageo plc**
      Form 20-F for the Fiscal Year Ended June 30, 2009
      Filed September 11, 2009
      File No. 1-10691
      Response Letter Filed January 29, 2010

Dear Mr. Rose:

   We refer you to our comment letter dated December 16, 2009 regarding possible business contacts with Cuba and Sudan. We have completed our review of this subject matter and have no further comments at this time.

          Sincerely,

          Cecilia Blye, Chief
          Office of Global Security Risk

cc: John Reynolds
    Assistant Director
    Division of Corporation Finance